10026230

EXCHANGE COMMISSION RECEIVED
JAN 6 2010
BRANCH OF REGISTRATIONS AND 03 EXAMINATIONS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

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SEC FILE NUMBER
8-15719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2008 (MM/DD/YY) AND ENDING September 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial America Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

925 Euclid Avenue, Suite 1525
(No. and Street)

Cleveland (City) Ohio (State) 44115 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John D. Rukenbrod (216) 781-5060
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas, Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

4807 Rockside Road, Suite 510 (Address) Independence (City) Ohio (State) 44131 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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Hobe & Lucas

Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors of
Financial America Securities, Inc.
Cleveland, Ohio

We have examined management's assertion that the accompanying Schedule of SIPC Assessment payments of Financial America Securities, Inc. for the year ended September 30, 2009 is presented in accordance with the applicable instructions and forms of the SIPC. Financial America Securities, Inc.'s management is responsible for the assertion. Our responsibility is to express an opinion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence supporting the schedule of SIPC Assessment payments and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the schedule referred to above presents, in all material respects, the SIPC Assessment payments of Financial America Securities, Inc. for the year ended September 30, 2009 based on the applicable instructions and forms of SIPC.

Hobe & Lucas CPA's, Inc

December 22, 2009

FINANCIAL AMERICA SECURITIES, INC.
SCHEDULE OF FEES ASSESSED BY THE SECURITIES
INVESTOR PROTECTION CORPORATION PURSUANT TO SEC RULE 17a-5(e)(4)
SEPTEMBER 30, 2009

Payment Date	Payment Amount		
1/6/2009	$ 150.00		
11/18/2009	$ 850.00		
	$ 1,000.00	Total mailed to:	SIPC 805 15th St. NW Suite 800 Washington DC 20005-2216

See independent accountants' report.

FINANCIAL AMERICA SECURITIES, INC.

AND SUBSIDIARY

SCHEDULE OF FEES ASSESSED BY THE SECURITIES

INVESTOR PROTECTION CORPORATION

PURSUANT TO SEC RULE 17a-5(e)(4)

SEPTEMBER 30, 2009